To Our Shareholders:

     We are pleased to report that your company's first quarter earnings were $32.7 million, up 15.8 percent from the same period last year. Earnings per share for the first quarter were $0.79 compared to $0.67 for the first quarter of 1995, an increase of
17.9 percent. Return on average assets was 1.03 percent and return on average equity was 12.32 percent.

     Bancorp's total assets at the end of March 1996 were $12.9 billion, up 5.8 percent from $12.2 billion at March 31, 1995. Deposits and repurchase agreements stood at $9.3 billion, up 4.4 percent from the same period last year. Net loans at the end of the first quarter were $7.9 billion, up 6.5 percent from last year's first quarter.

     Hawaii's recovering economy provided a solid foundation for
Bancorp's strong performance this quarter.   Preliminary
estimates from the Department of Business, Economic Development & Tourism (DBEDT) show real inflation-adjusted growth of gross state product at 0.8 percent for 1995. Total visitor arrivals numbered 6.6 million in 1995, up 3.2 percent from 1994's level. Hawaii's economists expect the improvement in the state's economy, bolstered by the recovering economies in Japan and California, to continue and even accelerate in 1996.

     Many of the benefits of Bancorp's recent loan growth were reflected in this quarter's results. Careful management of our credit standards remains a high priority, and credit quality continues to be excellent despite the less-than-optimal economic conditions of the last few years.

     Retail initiatives have also helped your company advance its strategic goals. The Bankoh Contiki Visa card, a co-branded credit card introduced in February, broke new ground as the bank's first card targeted to markets on the mainland and, in its first month, generated more than 19,000 new accounts for the company.

     Bancorp Hawaii's share of mortgage loan originations in the state grew significantly as a result of a restructuring and renewed emphasis on the company's residential lending area. Mortgage lending is a linchpin to building the multi-faceted customer relationships that we seek to establish in the context of your company's strategic plans.

     Bancorp's growth plans call for an expanding presence in the emerging Pacific Island markets. In January, Bank of Hawaii added a branch in Lautoka, Fiji's main port center, bringing the number of Bankoh branches throughout the West and South Pacific to 15. It is expected that the company will receive regulatory approval to conclude the acquisition of majority interest in Banque de Tahiti and Banque de Nouvelle Caledonie during the first half of 1996. The branches and affiliates of the South and West Pacific have all achieved excellent results and offer promise of further growth opportunities as intra-Asia trade flows expand.

     Your continued confidence and support are invaluable to us as we implement and build upon the initiatives leading to Bancorp's long-range objectives. You may be sure that enhancing the value of your company remains our top priority.

Sincerely,

LAWRENCE M. JOHNSON

Lawrence M. Johnson
Chairman and Chief Executive Officer

April 25, 1996


Corporate Offices:
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii  96813

Investor or Analyst Inquiries:
David A. Houle
Senior Vice President, Treasurer and Chief Financial Officer
(808) 537-8288

or

Sharlene K. Bliss
Investor Relations Officer
(808) 537-8037

or

Cori C. Weston
Corporate Secretary
(808) 537-8272

Highlights  (Unaudited)           Bancorp Hawaii, Inc., and subsidiaries
- -------------------------------------------------------------------------
                                                March 31        March 31
                                                    1996            1995
- -------------------------------------------------------------------------
Return on Average Assets                            1.03%           0.93%
- -------------------------------------------------------------------------
Return on Average Equity                           12.32%          11.61%
- -------------------------------------------------------------------------
Average Spread on Earning Assets                    3.80%           3.62%
- -------------------------------------------------------------------------
Book Value Per Common Share                       $25.65          $23.92
- -------------------------------------------------------------------------
Loss Reserve/Loans and Leases Outstanding           1.88%           1.97%
- -------------------------------------------------------------------------
Average Equity/Average Assets                       8.33%           7.99%
- -------------------------------------------------------------------------

Common Stock Price Range               High          Low        Dividend
1995..........................       $37.13       $24.88           $1.08
1996 First Quarter............       $36.25       $33.25           $0.28

Consolidated Statements of Income (Unaudited)
- ----------------------------------------------------------------------------------------------------------------
(in thousands of dollars except per share amounts)                                            1996         1995
- ----------------------------------------------------------------------------------------------------------------
Total Interest Income                                                                     $231,087     $214,585
Total Interest Expense                                                                     118,250      112,264
- ----------------------------------------------------------------------------------------------------------------
Net Interest Income                                                                        112,837      102,321
Provision for Possible Loan Losses                                                           4,424        4,453
- ----------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Possible Loan Losses                               108,413       97,868
Total Non-Interest Income                                                                   37,626       39,811
Total Non-Interest Expense                                                                  97,578       91,055
- ----------------------------------------------------------------------------------------------------------------
      Income Before Income Taxes                                                            48,461       46,624
Provision for Income Taxes                                                                  15,751       18,376
- ----------------------------------------------------------------------------------------------------------------
      Net Income                                                                           $32,710      $28,248
================================================================================================================
Earnings Per Common Share and Common Share Equivalents                                       $0.79        $0.67
- ----------------------------------------------------------------------------------------------------------------
Average Common Shares and Common Share Equivalents Outstanding                          41,546,033   42,137,738
- ----------------------------------------------------------------------------------------------------------------

Consolidated Statements of Condition (Unaudited)
- ----------------------------------------------------------------------------------------------------------------
                                                                             March 31  December 31     March 31
                                                                                 1996         1995         1995
- ----------------------------------------------------------------------------------------------------------------
Assets
Interest-Bearing Deposits                                                    $656,292     $789,050     $532,726
Investment Securities
   (Market Value of $3,181,573, $3,366,266 and $3,122,587 respectively)     3,183,588    3,360,153    3,152,518
Funds Sold                                                                     64,922      116,173       79,755
Loans                                                                       8,247,669    8,152,406    7,756,208
  Unearned Income                                                            (145,924)    (147,404)    (141,860)
  Reserve for Possible Loan Losses                                           (152,053)    (151,979)    (150,377)
Net Loans                                                                   7,949,692    7,853,023    7,463,971
- ----------------------------------------------------------------------------------------------------------------

    Total Earning Assets                                                   11,854,494   12,118,399   11,228,970
Cash and Non-Interest Bearing Deposits                                        430,859      469,031      387,505
Premises and Equipment                                                        252,600      246,515      227,700
Other Assets                                                                  367,180      372,839      353,674
- ----------------------------------------------------------------------------------------------------------------
    Total Assets                                                          $12,905,133  $13,206,784  $12,197,849
================================================================================================================

Liabilities
Deposits                                                                   $7,318,197   $7,576,770   $6,776,133
Securities Sold Under Agreements to Repurchase                              1,988,960    1,926,540    2,139,973
Funds Purchased                                                               605,980      787,437      489,549
Short-Term Borrowings                                                         462,895      476,867      574,148
Other Liabilities                                                             340,326      321,298      353,219
Long-Term Debt                                                              1,142,111    1,063,436      862,445
- ----------------------------------------------------------------------------------------------------------------
    Total Liabilities                                                      11,858,469   12,152,348   11,195,467

Shareholders' Equity
Common Stock ($2 par value), authorized 100,000,000 shares;
    outstanding,  March 1996 - 40,805,147;
    December 1995 - 41,340,817; March 1995 - 41,908,241;                       81,610       82,682       83,816
Surplus                                                                       222,573      240,080      261,003
Unrealized Valuation Adjustments                                                3,541       13,902         (977)
Retained Earnings                                                             738,940      717,772      658,540
- ----------------------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                              1,046,664    1,054,436    1,002,382
- ----------------------------------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                            $12,905,133  $13,206,784  $12,197,849
================================================================================================================